CORGI ETF TRUST I

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

  Name of Statutory Trust: Corgi ETF Trust I
  The Certificate of Amendment to the Certificate of Trust is hereby amended as follows: Series Liability (12 Del. C. $ 3804(a)): the debts, liabilities, obligations and expenses of a series are enforceable solely against that series' assets.
  This Certificate of Amendments shall be effective upon filing.
IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 2nd day of August 2025 A.D.

Name: Henry B. Margulies

By:
/s/ Henry B. Margulies
Sole Initial Trustee